HUNTON & WILLIAMS LLP

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FILE NO: 69033.3

July 3, 2007

VIA EDGAR

Ms. Elaine Wolff, Esq.

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE:	Cypress Sharpridge Investments, Inc.

Pre-Effective Amendment No. 1 to Registration Statement on Form S-11

Filed on June 6, 2007

Registration No. 333-142236

Dear Ms. Wolff:

As counsel to Cypress Sharpridge Investments, Inc., a Maryland corporation (the “Company”), we are transmitting for filing pursuant to the Securities Act of 1933, as amended (the “Securities Act”), Pre-Effective Amendment No. 2 (“Amendment No. 2”) to the Company’s Registration Statement on Form S-11 (File No. 333-142236) (the “Registration Statement”), together with exhibits, and the Company’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated June 27, 2007.

For convenience of reference, each Staff comment contained in your June 27, 2007 comment letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in your letter, and is followed by the corresponding response of the Company.

We have provided to each of you, David Roberts, Eric McPhee and Dan Gordon a courtesy copy of this letter and two courtesy copies of Amendment No. 2 filed by the Company on the date hereof, one copy of which has been marked to reflect changes made to Pre-Effective Amendment No. 1 to the Registration Statement filed with the Commission on June 6, 2007. The changes reflected in Amendment No. 2 have been made in response to the Staff’s comments and for the purpose of updating and revising certain information in the Registration Statement. All page references in responses are to pages of the blacklined version of Amendment No. 2. Capitalized terms used and not otherwise defined in this response letter

Ms. Elaine Wolff, Esq.

July 3, 2007

that are defined in the Registration Statement shall have the meanings set forth in the Registration Statement.

General Comments

1.	We note from your responses to comments 3 and 4 that your Manager designates the officers and employees of its sub-advisor and other individuals who provide services to you to receive the shares of the restricted common stock directly. On page 105, you state that “[w]hen we grant shares of restricted stock to our Manager, the grants are automatically allocated to our sub-advisors, who in turn re-allocate them to their officers and employees and other persons who provide services to us.” Please reconcile these two statements.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on page 105 of the prospectus.

2.	We note your response to comment 13. Please revise to discuss the recent impact that mortgage defaults may have on the growth in the CDO market and discuss any trend in this regard in the MD&A section.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on pages 5 and 31 of the prospectus. The Company respectfully advises the Staff that the CDOs in which it currently invests are collateralized by corporate loans or corporate debt securities, and not by residential mortgage loans. Therefore, the Company does not believe it is appropriate to include the requested disclosure in the MD&A section.

3.	We note your response to comment 23. Given that on page 81 you state that you may invest in sub-prime mortgages in the future, please revise your Summary section to note your potential investment in sub-prime mortgages and junk bonds. Also, please revise your Risk Factor section to describe the risks associated with investing in sub-prime mortgages.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on pages 1, 33, 34 and 80 of the prospectus.

Ms. Elaine Wolff, Esq.

July 3, 2007

Competitive Strengths, page 2

Strong Alignment of Interests, page 3

4.	We reissue comment 14. We note your summary subheading “Strong Alignment of Interests.” Please revise your disclosure in this section and the heading to convey conflicts with and the aggregate percentage of shares that will be owned by affiliates who will be able to exert significant influence over stockholder matters, including the election of directors.

RESPONSE: The Company has advised us that it expects the affiliates of it, the manager and its sub-advisors to own an aggregate of less than 10% of the shares of common stock following completion of this offering. As a result, it does not believe that these affiliates will be able to exert significant influence over stockholder matters. Due to their level of ownership, the Company does not believe that it is appropriate to include conflicts disclosure in this portion of the “Summary” since conflicts disclosure is included in the “Risk Factor” portion of the “Summary” on the next page and in the “Conflicts” portion of the “Summary.”

Our Targeted Asset Classes, page 6

5.	We reissue comment 16. Please revise to disclose key strategic objectives for various asset categories such as the weighted average rating factor, weighted average FICO score, weighted average loan-to-value ratio, target debt rating, weighted average maturities and interest rates, and prepayment and default rates and explain how they diverge from your current portfolio, if at all.

RESPONSE: The Company has advised us that it has no specific range of key strategic objectives related to the factors it considers when evaluating potential investments in its asset classes.

Conflicts of Interest, page 10

6.	We note your response to comment 23 that you will not use more than 10% of the net offering proceeds to repay the underwriters for indebtedness under repurchase

Ms. Elaine Wolff, Esq.

July 3, 2007

agreements. In connection with Rule 140, please tell us whether a substantial portion of the proceeds will be used to purchase securities issued by any one or a few issuers.

RESPONSE: The Company has advised us that it does not expect to use the net proceeds from the offering to purchase securities issued by one issuer or two or more affiliated issuers as set forth in Rule 140. The Company anticipates that the securities that it will acquire with the net proceeds of the offering will be issued by multiple unaffiliated issuers.

Risk Factors, page 18

We have relationships with certain of our underwriters, or their respective affiliates, and those underwriters or their affiliates may receive benefits in connection with this offering, page 37

7.	Please revise your disclosure to note the total capacity available under the repurchase agreements you have with your underwriters.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on page 38 of the prospectus.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 53

Critical Accounting Policies, page 56

8.	Please provide a detailed analysis showing us how you determined that you should account for your activities as an investment company under The AICPA’s Statement of Position Clarification of the Scope of the Audit and Accounting Guide Audits of Investment Companies and Accounting by Parent Companies and Equity Method Investors for Investments in Investment Companies. In your response, please address each of the key factors in the proposed SOP, and for each key factor, tell us whether your specific facts and circumstances support your accounting for your activities under the AICPA Audit and Accounting Guide for Investment Companies.

RESPONSE: The Company respectfully submits that, based on the following detailed analysis, it should account for its activities as an investment company under the AICPA’s Statement of Position Clarification of the Scope of the Audit

Ms. Elaine Wolff, Esq.

July 3, 2007

and Accounting Guide Audits of Investment Companies and Accounting by Parent Companies and Equity Method Investors for Investments in Investment Companies (the “SOP”). The following is a list of each key factor of the SOP and the facts and circumstances supporting the Company’s decision to account for its activities under the AICPA Audit and Accounting Guide for Investment Companies:

Definition of an Investment Company per SOP 07-1 - Clarification of the Scope of the Audit and Accounting Guide Investment Companies (paragraphs .05 - .29)	Company Responses
A separate legal entity	Formed as a Maryland corporation on January 3, 2006, and commenced operations on February 10, 2006.

Business purpose and activity are investing in multiple substantive investments for current income, capital appreciation, or both.

•     An investment company sells its capital shares to an investor(s), invests the proceeds to achieve its investment objectives, and distributes to its investor(s), in the form of cash or distributions of ownership interests in investees, income earned on investments, and proceeds realized on the disposition of investments.

The Company was created with the objective of achieving consistent risk-adjusted returns by investing across multiple asset classes. The investment strategy will enhance the Company’s ability to pay consistent dividends to stockholders and achieve capital appreciation.

Entity should have no substantive activities other than its investment activities and have no significant assets or liabilities other than those related to its investment activities.	All Company activity, assets and liabilities are related to investment activity which is the objective of the Company.

Entity invests in multiple substantive investments, should hold multiple substantive investments directly or through another investment company.	The Company currently invests in two core asset classes: agency residential mortgage-backed securities and subordinated tranches of asset-backed securities. The Company may shift investment allocation based on changing market conditions and invest in additional asset classes such as commercial mortgage-backed securities, corporate leveraged loans, corporate debt securities, non-agency residential mortgage-backed securities, residential whole loan mortgages and structured notes.

Ms. Elaine Wolff, Esq.

July 3, 2007

Definition of an Investment Company per SOP 07-1 - Clarification of the Scope of the Audit and Accounting Guide Investment Companies (paragraphs .05 - .29)	Company Responses

Investment plans include exit strategies.

•       The entity has identified potential exit strategies even though it may not yet have determined the specific method of exiting. The entity has defined the time at which it expects to exit the investment (expected date or range of dates or based on investment objectives of the entity).

As the principal investments are debt securities there will at a minimum be an exit at the maturity date. The Company would otherwise exit through a public market sale in accordance with its stated investment strategy.

Not holding investments for strategic operating purposes

•       Investments are held for strategic operating purposes if the entity or its affiliates obtain or have the objective of obtaining benefits (other than benefits attributable to the ownership interest, such as dividends) as a result of investments in any investee, through relationships with the investee or its affiliates, that are unavailable to noninvestor entities that are not related parties to the investee.

Objective of the Company is to invest the capital provided by shareholders in investments that all shareholders can share in the current income and capital appreciation earned. There are no investments through relationships with the investee or its affiliates.

Number of substantive investors (pooling of funds) in the entity.

•        A large number of substantive investors is an indication that the investors are availing themselves of professional investment management resources to achieve current income, capital appreciation, or both.

The Company currently has in excess of 100 investors and as the Company will be executing a public offering of our common stock, there will be an even larger number of substantive investors.

Level of the entity’s ownership interests in investees

•       Significant levels of ownership interest in investees, particularly controlling financial interests, is an indication that the business purpose of the entity is investing for strategic operating purposes as opposed to current income, capital appreciation, or both.

The Company does not have any or anticipate having any controlling financial interests.

Ms. Elaine Wolff, Esq.

July 3, 2007

Definition of an Investment Company per SOP 07-1 - Clarification of the Scope of the Audit and Accounting Guide Investment Companies (paragraphs .05 - .29)	Company Responses

Substantial ownership in the entity by passive investors.

•       Substantial ownership by passive investors (in contrast to substantial ownership by principal investors that are involved in the significant business activities of investees) is an indication that the business purpose of the entity is for current income, capital appreciation, or both.

As the Company will be executing a public offering of our common stock, there will be a large number of passive investors.

Substantial ownership in the entity by employee benefit plans.

•       Employee benefit plans are created to provide to their participants a return on investments, which is consistent with the purpose of an investment company. Thus, the greater the ownership of an entity by employee benefit plans, the greater the indication that the entity is investing for current income, capital appreciation, or both.

The Company currently does not have employee benefit plans investees; however, employee benefit plans will have the opportunity to purchase stock.

Involvement in day-to-day management of investees, their affiliates, or other investment assets.

•       Involvement by investors in the day-to-day management of investees, their affiliates, or other investment assets is an indication that the investor is investing for strategic operating purposes as opposed to current income, capital appreciation, or both.

Neither management nor affiliates of the Company are involved in the day-to-day management of investees or their affiliates.

Ms. Elaine Wolff, Esq.

July 3, 2007

Definition of an Investment Company per SOP 07-1 - Clarification of the Scope of the Audit and Accounting Guide Investment Companies (paragraphs .05 - .29)	Company Responses

Significant administrative or support services provided to investees or their affiliates.

•       The greater the level of administrative or support services provided by an investor or its affiliates to investees, the greater the indication that the entity is investing for strategic operating purposes as opposed to current income, capital appreciation, or both.

The Company does not provide administrative or support services to investees or their affiliates.

Certain financing guarantees or assets to serve as collateral provided by investees for borrowing arrangements of the investor or its affiliates.

•       The greater the level of these arrangements between an investor or its affiliates and an investee, the greater the indication that the investor is investing for strategic operating purposes as opposed to current income, capital appreciation, or both.

Not applicable to the Company

Provisions of loans by noninvestment company affiliates of the investor to investees or their affiliates.

•       Loan arrangements that do not meet specific conditions may provide an indication that the investor is investing for strategic operating purposes as opposed to current income, capital appreciation, or both.

Not applicable to the Company

Ms. Elaine Wolff, Esq.

July 3, 2007

Definition of an Investment Company per SOP 07-1 - Clarification of the Scope of the Audit and Accounting Guide Investment Companies (paragraphs .05 - .29)	Company Responses

Compensation of management or employees of investees or their affiliates is dependent on the financial results of the investor or its affiliates.

•       The more extensive these types of compensation arrangements, the greater the indication that the investor is investing for strategic operating purposes as opposed to current income, capital appreciation, or both.

Not applicable to the Company

Directing the integration of operations of investees or their affiliates or the establishment of business relationships between investees or their affiliates.

•       The more extensive the direction of integration of operations or establishment of business relationships between the investor and investee, the greater the indication that the investor is investing for strategic operating purposes as opposed to current income, capital appreciation, or both.

Not applicable to the Company

Non-Investment Expenses, page 62

9.	Please revise to disclose the amount of your non-investment expenses that pertain to management fees payable to your Manager in accordance with your management agreement, amortization related to restricted stock and stock options, directors’ fees and insurance premiums expenses for directors and officers and other general and administrative expenses.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on pages 63 and 64 of the prospectus.

Our Company, page 72

Ms. Elaine Wolff, Esq.

July 3, 2007

10.	We reissue comment 40 in part. Please revise your portfolio table on page 73 to disclose the percentage allocation of your investments based on your total investments as opposed to net assets.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on pages 74-76 of the prospectus.

Hedging Strategy, page 83

11.	We reissue comment 38. Please revise to disclose the percentage of the interest rate risk associated with the financing of your portfolio that is hedged.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on page 85 of the prospectus.

If you have any questions or comments regarding the foregoing, or have additional questions or comments, please contact the undersigned at 804-788-7366.

Very truly yours,

/s/ Daniel M. LeBey

Daniel M. LeBey

cc:	Kevin E. Grant

Thomas A. Rosenbloom

S. Gregory Cope

David J. Goldschmidt

Jennifer A. Bensch

Enclosure